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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: November 4, 2009

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                      Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (212) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES FILING OF MANDATORILY
CONVERTIBLE SECURITIES TRANSACTION

MONTERREY, MEXICO, November 4, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that it intends to issue mandatorily convertible securities (the “Securities”) through an exchange offering directed to holders of Certificados Bursátiles issued by CEMEX. These Securities will be mandatorily convertible into Certificados de Participación Ordinaria (“CPOs”) similar to those already outstanding. The transaction is expected to be launched for a minimum amount of Securities of MXN3.0 billion that will be mandatorily convertible into approximately 114.5 million CPOs, using the conversion price as of October 30, 2009. However, CEMEX may issue Securities mandatorily convertible into a maximum amount of 400 million CPOs. The issuance of these Securities has already been approved by CEMEX’s shareholders. This transaction is not expected to result in cash proceeds to CEMEX or any of its subsidiaries. To this end, a registration statement relating to the Securities has been filed with the Comisión Nacional Bancaria y de Valores (“CNBV”, or the Mexican securities authority).  This transaction is subject to approval from the CNBV. Once the approval is granted, the offer period will last a minimum of 20 business days.

Key terms of the Securities include:

●
The conversion price will be determined by multiplying the volume-weighted average price of the CPO for 10 trading days prior to closing of the offer, times a conversion rate in the range of 1.62 to 1.65

●	A coupon which will yield 10% annually, and will be payable every 91 days
●	Maturity at 3,640 days from the issuance date, or approximately 10 years, unless there is a conversion event before maturity
●	Mandatory conversion triggered by (among others): the price of the CEMEX CPO reaching certain thresholds, or by reaching the maturity date
●	Holders will have the option to voluntarily convert, after one year of issuance, on interest payment dates
●	The Securities will have stock market restrictions until March 30, 2010

CEMEX intends to place these securities with Mexican Pension Funds (Sociedades de Inversión Especializadas en Fondos para el Retiro, or SIEFORES) and other investors outside the United States that are not U.S. persons in transactions exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), in exchange for outstanding debt securities (Certificados Bursátiles) previously issued in the Mexican capital markets, which the company intends to cancel, once the exchange offer is consummated. The Securities and the CPOs issuable upon conversion have not been and will not be registered under the Securities Act or any state securities laws, and they may not be offered or sold in the

United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

		By:	/s/ Rafael Garza
Date:	November 4, 2009		Name: Rafael Garza
Title: Chief Comptroller